UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )*

Acorda Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00484M106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Symphony Asset Management, LLC 94-3252504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware - U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,633,427 (based upon conversion of bonds CUSIP 00484MAB2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,633,427 (based upon conversion of bonds CUSIP 00484MAB2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,633,427 (based upon conversion of bonds CUSIP 00484MAB2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.647%
12	TYPE OF REPORTING PERSON* IA

Item 1(a)	Name of Issuer:
Acorda Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
420 Saw Mill River Road
Ardsley, NY 10502

Item 2(a)	Name of Person Filing:
Symphony Asset Management, LLC

Item 2(b)	Address of the Principal Office or, if none, Residence:
555 California Street, Suite 3100
San Francisco, CA 94104

Item 2(c)	Citizenship:
California – U.S.A.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
00484M106

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(e) ☒ An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E)

Item 4	Ownership:
(a) Amount Beneficially Owned:
4,633,427 (based upon conversion of bonds CUSIP 00484MAB2)

(b) Percent of Class:
9.647%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:
4,633,427 (based upon conversion of bonds CUSIP 00484MAB2)

(ii) shared power to vote or direct the vote:
0

(iii) sole power to dispose or to direct the disposition of:
4,633,427 (based upon conversion of bonds CUSIP 00484MAB2)

(iv) shared power to dispose or to direct the disposition of:
0

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Securities reported on this Schedule 13G are beneficially owned by clients which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

Symphony Asset Management, LLC

	By:	/S/ Geoffrey W. Moore
	Name:	Geoffrey W. Moore
	Title:	Chief Compliance Officer